Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

ANNOUNCEMENT OF THE SECOND QUARTER 2024 RESULTS

We hereby announce our unaudited financial results for the three months ended June 30, 2024 (“Second Quarter 2024 Results”). The Second Quarter 2024 Results are available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and our website at www.baozun.com.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, Aug 28, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*            for identification purposes only

Baozun Announces Second Quarter 2024 Unaudited Financial Results

SHANGHAI, China, August 28, 2024 – Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “I’m pleased that in the second quarter, E-Commerce revenue returned to growth after ten quarters of contraction, highlighting our effective revitalization efforts in both services and product sales. Additionally, we smoothly integrated Location, a top Douyin partner, into Baozun’s livestreaming business unit. This integration strengthened our value proposition in the Douyin ecosystem. Brand Management continued to reduce its operating losses and accelerated its store expansion plans. We have also been working more closely with Gap Inc to maximize its global assets in the Chinese market. With improved momentum in E-commerce and ongoing progress in building Brand Management, we remain committed to our strategic transformation to drive further growth.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “I’m delighted to report that Baozun achieved 3% year-over-year revenue growth, and significant annual improvement in non-GAAP operating profits. We anticipate this revenue growth momentum will persist for the remainder of 2024. In addition, we are advancing our sustainability initiatives and are well on track to fulfill our commitment to creating long-term value for our shareholders. Year to date, Baozun has repurchased approximately 2.0 million ADSs for $4.9 million, reflecting our confidence in the company’s future.”

Second Quarter 2024 Financial Highlights

•	Total net revenues were RMB2,391.0 million (US$[1]329.0 million), representing an increase of 3.1% compared with RMB2,320.2 million for the same period of 2023.

•	Loss from operations was RMB18.8 million (US$2.6 million), an improvement from RMB36.4 million in the same quarter of last year which was mainly due to a reduction in losses from Brand Management. Operating margin was negative 0.8%, an improvement from negative 1.6% for the same period of 2023.

•	Non-GAAP income from operation[2] was RMB10.0 million (US$1.4 million), an improvement from RMB0.7 million in the same quarter of last year which was mainly due to a reduction in losses from Brand Management. Non-GAAP operating margin was 0.4%, improved from 0.03% for the same period of 2023.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs.

•	Adjusted operating profit of E-Commerce3 was RMB60.2 million (US$8.3 million), largely in line with RMB60.8 million for the same period of 2023.

•	Adjusted operating loss of Brand Management[3] was RMB50.0 million (US$6.9 million), an improvement from RMB60.1 million for the same period of 2023.

•	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB30.6 million (US$4.2 million), compared with RMB20.0 million for the same period of 2023.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[4] was RMB3.9 million (US$0.5 million), compared with RMB4.4 million for the same period of 2023.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[5]”) were both RMB0.51 (US$0.07), compared with both RMB0.34 for the same period of 2023.

•	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS[6] was RMB0.06 (US$0.01), compared with RMB0.07 for the same period of 2023.

•	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,853.3 million (US$392.6 million), as of June 30, 2024, compared with RMB3,072.8 million as of December 31, 2023.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits/losses by segment are included in the Segments data of Segment Information.

[3]	Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

[5]	Each ADS represents three Class A ordinary shares.

[6]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non- GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three, respectively.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. During the quarter, the total service revenue achieved a 10.4% year-over-year growth, with double digit growth in sportswear store operation revenues and strong performance in digital marketing and IT services.

Omni-channel expansion remains a key theme for our brand partners. By the end of the second quarter, approximately 45.8% of our brand partners engaged with us for store operations of at least two channels.

Baozun Brand Management, or “BBM”

BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to forge longer and deeper relationships with brands.

Currently, our Brand Management business line includes the Gap and Hunter brands. During the quarter, product sales revenue for Brand Management totaled RMB292.3 million, with a gross profit margin of 52.3%.

Second Quarter 2024 Financial Results

Total net revenues were RMB2,391.0 million (US$329.0 million), an increase of 3.1% from RMB2,320.2 million in the same quarter of last year. The increase in total net revenues was mainly driven by a 9.4% increase in service revenue.

Total product sales revenue was RMB870.3 million (US$119.8 million), compared with RMB930.3 million in the same quarter of last year, of which:

•	Product sales revenue of E-Commerce was RMB579.2 million (US$79.7 million), a decrease of 4.4% from RMB606.1 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, especially in the electronics and fast-moving consumer goods sectors.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories7 for the periods indicated:

	For the three months ended June 30,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	276.0	12%	264.2	36.4	11%	-4%
Beauty and cosmetics	104.4	4%	107.9	14.8	5%	3%
Others	225.7	10%	207.1	28.5	8%	-8%
Total net revenues from product sales of E-Commerce	606.1	26%	579.2	79.7	24%	-4%

•	Product sales revenue of Brand Management was RMB292.3 million (US$40.2 million), a decrease of 9.8% from RMB324.2 million in the same quarter of last year. The decrease was primarily due to weak offline traffic during the quarter, partially offset by an improved visitor conversion rate.

Services revenue was RMB1,520.7 million (US$209.3 million), an increase of 9.4% from RMB1,389.9 million in the same quarter of last year. The increase was primarily due to the double- digit growth in digital marketing and IT solutions and online store operations.

The following table sets forth a breakdown of services revenues by service type for the periods indicated:

	For the three months ended June 30,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	388.3	17%	441.4	60.8	18%	14%
Warehousing and fulfillment	570.5	25%	587.8	80.9	25%	3%
Digital marketing and IT solutions	446.2	19%	520.5	71.6	22%	17%
Inter-segment eliminations[8]	(15.1)	-1%	(29.0)	(4.0)	-1%	92%
Total net revenues from services	1,389.9	60%	1,520.7	209.3	64%	9%

[7]	Key categories refer to the categories that accounted for no less than 10% of product sales of E-Commerce revenues during the periods indicated.

[8]	The inter-segment eliminations mainly consist of revenues from online store operations, warehousing and fulfillment, and digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

Breakdown of total net revenues of online store operations of services by key categories9 of services for the periods indicated:

	For the three months ended June 30,
	2023		2024
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	258.3	11%	317.8	43.7	13%	23%
– Luxury	97.9	4%	96.9	13.3	4%	-1%
– Sportswear	95.0	4%	117.1	16.1	5%	23%
– Other apparel	65.4	3%	103.8	14.3	4%	59%
Others	130.0	6%	123.6	17.1	6%	-5%
Inter-segment eliminations[10]	(9.3)	-1%	(12.0)	(1.7)	-1%	29%
Total net revenues from online store operations in services	379.0	16%	429.4	59.1	18%	13%

Total operating expenses were RMB2,409.8 million (US$331.6 million), compared with RMB2,356.6 million in the same quarter of last year.

•	Cost of products was RMB649.7 million (US$89.4 million), compared with RMB675.1 million in the same quarter of last year. The decrease was primarily due to a decline in product sales volume.

•	Fulfillment expenses were RMB627.0 million (US$86.3 million), compared with RMB658.7 million in the same quarter of last year. The decrease was primarily attributable to the Company’s cost control initiatives and efficiency improvements.

•	Sales and marketing expenses were RMB844.7 million (US$116.2 million), compared with RMB706.4 million in the same quarter of last year. The increase was mainly due to more active performance-driven digital marketing activities during the quarter.

•	Technology and content expenses were RMB129.8 million (US$17.9 million), compared with RMB129.1 million in the same quarter of last year. The expenses were largely in line with same period last year.

•	General and administrative expenses were RMB171.6 million (US$23.6 million), compared with RMB249.5 million in the same quarter of last year. The decrease was primarily due to higher G&A expenses in the same period of last year, which included higher severance expenses following the acquisition of Gap Shanghai. Additionally, decrease reflects the Company’s cost control initiatives and efficiency improvements.

[9]	Key categories refer to the categories that accounted for no less than 10% of services revenue of E-Commerce during the periods indicated.

[10]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

Loss from operations was RMB18.8 million (US$2.6 million), an improvement from RMB36.4 million in the same quarter of last year. Operating margin was negative 0.8%, an improvement from negative 1.6% in the same quarter of last year.

Non-GAAP income from operations was RMB10.0 million (US$1.4 million), an improvement from RMB0.7 million in the same quarter of last year. The increase was mainly due to the narrowed loss in the Brand Management business. Non-GAAP operating margin was 0.4%, up from 0.03% in the same quarter of last year.

Adjusted operating profit of E-Commerce was RMB60.2 million (US$8.3 million), largely in line with RMB60.8 million in the same quarter of last year. Adjusted operating loss of Brand Management was RMB50.0 million (US$6.9 million), an improvement from RMB60.1 million in the same quarter of last year.

Unrealized investment loss was RMB2.8 million (US$0.4 million), compared with RMB9.3 million unrealized investment loss in the same quarter of last year. The unrealized investment loss of this quarter was mainly related to the decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Share of loss in equity method investment was RMB3.6 million (US$0.5 million), compared with a share of gain in equity method investment of RMB4.4 million in the same quarter of last year. The change to a share of loss in equity method investment in this quarter was primarily due to the allocation of losses related to the equity method investment during the current period.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB30.6 million (US$4.2 million), compared with RMB20.0 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.51 (US$0.07), compared with both RMB0.34 for the same period of 2023.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB3.8 million (US$0.5 million), compared with RMB4.4 million in the same quarter of last year.

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.06 (US$0.01), compared with RMB0.07 for the same period of 2023.

Segment Information

(a)	Description of segments

Following the acquisition of Gap Shanghai in February 2023, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands. Currently, the Company runs brand management operations for the Gap and Hunter brands in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended June 30, 2023 and 2024, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the three months ended June 30,
	2023	2024
	RMB	RMB
Net revenues:
E-Commerce	2,010,976	2,130,881
Brand Management	324,297	294,283
Inter-segment eliminations*	(15,112)	(34,170)

Total consolidated net revenues	2,320,161	2,390,994

Adjusted Operating Profits (Losses)**:
E-Commerce	60,828	60,212
Brand Management	(60,090)	(49,976)

Total Adjusted Operating Losses	738	10,236

Inter-segment eliminations*	-	(200)
Unallocated expenses:
Share-based compensation expenses	(29,264)	(17,478)
Amortization of intangible assets resulting from
business acquisition	(7,911)	(10,916)
Cancellation fees of repurchased ADSs	-	(415)
Total other expenses	22,337	4,163

Loss before income tax and share of income in equity method investment	(14,100)	(14,610)

*	The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**	Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition, and cancellation fees of repurchased ADSs.

Update in Share Repurchase Programs

On January 24, 2024, the Company’s board of directors (the “Board”) authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024. As of August 28, 2024, the Company repurchased approximately 2.0 million of ADSs for approximately US$4.9 million under its share repurchase program through the open market. The remaining amount of Board authorization for our share repurchase program, which is effective through January 2025, was US$15.1 million as of August 28, 2024.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Wednesday, August 28, 2024 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	9965929

A replay of the conference call may be accessible through September 4, 2024 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	6727395

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period- to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 450 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,149,531	1,454,517	200,148
Restricted cash	202,764	242,679	33,394
Short-term investments	720,522	1,156,066	159,080
Accounts receivable, net	2,184,729	1,842,127	253,485
Inventories	1,045,116	1,130,958	155,625
Advances to suppliers	311,111	309,996	42,657
Derivative financial assets	–	11,179	1,538
Prepayments and other current assets	590,350	678,240	93,329
Amounts due from related parties	86,661	55,874	7,689

Total current assets	7,290,784	6,881,636	946,945

Non-current assets
Long term investments	359,129	364,524	50,160
Property and equipment, net	851,151	816,127	112,303
Intangible assets, net	306,420	350,330	48,207
Land use right, net	38,464	37,951	5,222
Operating lease right-of-use assets	1,070,120	857,192	117,954
Goodwill	312,464	369,333	50,822
Other non-current assets	45,316	67,943	9,349
Deferred tax assets	200,628	198,700	27,342

Total non-current assets	3,183,692	3,062,100	421,359

Total assets	10,474,476	9,943,736	1,368,304

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,115,721	1,162,824	160,010
Accounts payable	563,562	439,635	60,497
Notes payable	506,629	418,386	57,572
Income tax payables	18,768	10,255	1,411
Accrued expenses and other current liabilities	1,188,179	1,020,799	140,466
Amounts due to related parties	32,118	22,553	3,103
Current operating lease liabilities	332,983	277,004	38,117

Total current liabilities	3,757,960	3,351,456	461,176

Non-current liabilities
Deferred tax liabilities	24,966	36,628	5,040
Long-term operating lease liabilities	799,096	647,321	89,074
Other non-current liabilities	40,718	40,030	5,508

Total non-current liabilities	864,780	723,979	99,622

Total liabilities	4,622,740	4,075,435	560,798

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
Redeemable non-controlling interests	1,584,858	1,645,177	226,384

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 170,820,931 shares issued, 167,901,880 and 167,277,325 shares outstanding, as of December 31, 2023, and June 30, 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023, and June 30, 2024)	8	8	1
Additional paid-in capital	4,571,439	4,609,277	634,258
Treasury shares (nil and 3,543,606 shares as of December 31,2023 and June 30,2024, respectively)	–	(21,630)	(2,976)
Accumulated deficit	(506,587)	(603,844)	(83,092)
Accumulated other comprehensive income	32,251	50,215	6,910

Total Baozun Inc. shareholders’ equity	4,097,204	4,034,121	555,114

Non-controlling interests	169,674	189,003	26,008

Total equity	4,266,878	4,223,124	581,122

Total liabilities, redeemable non-controlling interests and equity	10,474,476	9,943,736	1,368,304

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2023	2024
	RMB	RMB	US$
Net revenues
Product sales(1)	930,256	870,301	119,757
Services	1,389,905	1,520,693	209,255

Total net revenues	2,320,161	2,390,994	329,012
Operating expenses(2)
Cost of products	(675,050)	(649,696)	(89,401)
Fulfillment(3)	(658,652)	(626,958)	(86,272)
Sales and marketing(3)	(706,440)	(844,698)	(116,234)
Technology and content(3)	(129,142)	(129,788)	(17,859)
General and administrative(3)	(249,503)	(171,637)	(23,618)
Other operating income, net	62,189	13,010	1,789

Total operating expenses	(2,356,598)	(2,409,767)	(331,595)

Loss from operations	(36,437)	(18,773)	(2,583)
Other income (expenses)
Interest income	20,286	16,695	2,297
Interest expense	(9,763)	(10,436)	(1,436)
Unrealized investment loss	(9,305)	(2,830)	(389)
Gain on acquisition of subsidiaries	3,251	–	–
Exchange loss	(6,647)	(10,418)	(1,434)
Fair value change on financial instruments	24,515	11,152	1,535
Loss before income tax and share of income inequity method investment	(14,100)	(14,610)	(2,010)
Income tax expense(4)	(2,350)	(3,763)	(518)
Share of income (loss) in equity method investment, net of tax of nil	4,432	(3,616)	(498)

Net loss	(12,018)	(21,989)	(3,026)
Net (income) loss attributable to noncontrolling interests	4,268	5,862	807
Net loss (income) attributable to redeemable noncontrolling interests	(12,278)	(14,493)	(1,994)

Net loss attributable to ordinary shareholders of Baozun Inc.	(20,028)	(30,620)	(4,213)

	For the three months ended June 30,
	2023	2024
	RMB	RMB	US$
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.11)	(0.17)	(0.02)
Diluted	(0.11)	(0.17)	(0.02)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.34)	(0.51)	(0.07)
Diluted	(0.34)	(0.51)	(0.07)
Weighted average shares used in calculating net loss per ordinary share
Basic	177,967,788	181,899,568	181,899,568
Diluted	177,967,788	181,899,568	181,899,568
Net loss	(12,018)	(21,989)	(3,026)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	39,523	6,328	871

Comprehensive income (loss)	27,505	(15,661)	(2,155)

(1)	Including product sales from E-Commerce and Brand Management of RMB579.2 million and RMB292.3 million for the three months period ended June 30, 2024, respectively, compared with product sales E-Commerce and Brand Management of RMB606.1 million and RMB324.2 million for the three months period ended June 30, 2023.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2023	2024
	RMB	RMB	US$
Fulfillment	1,713	1,358	187
Sales and marketing	10,456	2,242	308
Technology and content	3,512	2,446	337
General and administrative	13,583	11,432	1,573

	29,264	17,478	2,405

(3)	Including amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB10.9 million for the three months period ended June 30, 2023 and 2024, respectively.

(4)	Including income tax benefits of RMB1.5 million and RMB2.3 million related to the reversal of deferred tax liabilities for the three months period ended June 30, 2023 and 2024, respectively, which was recognized on business acquisition.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results (in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2023	2024
	RMB	RMB	US$
Loss from operations	(36,437)	(18,773)	(2,583)
Add: Share-based compensation expenses	29,264	17,478	2,405
Amortization of intangible assets resulting from business acquisition	7,911	10,916	1,502
Cancellation fees of repurchased ADSs	–	415	57

Non-GAAP income from operations	738	10,036	1,381

Net loss	(12,018)	(21,989)	(3,026)
Add: Share-based compensation expenses	29,264	17,478	2,405
Amortization of intangible assets resulting from business acquisition	7,911	10,916	1,502
Cancellation fees of repurchased ADSs	-	415	57
Unrealized investment loss	9,305	2,830	389
Less: Gain on acquisition of subsidiaries	(3,251)	-	-
Fair value gain on derivative liabilities	(24,515)	-	-
Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,507)	(2,259)	(311)

Non-GAAP net income	5,189	7,391	1,016

Net loss attributable to ordinary shareholders of Baozun Inc.	(20,028)	(30,620)	(4,213)
Add: Share-based compensation expenses	29,264	17,478	2,405
Amortization of intangible assets resulting from business acquisition(1)	5,991	7,523	1,035
Cancellation fees of repurchased ADSs	–	415	57
Unrealized investment loss	9,305	2,830	389
Less: Gain on acquisition of subsidiaries	(3,272)	–	–
Fair value gain on derivative liabilities	(24,515)	–	–
Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,127)	(1,510)	(208)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(4,382)	(3,884)	(535)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.07)	(0.06)	(0.01)

Weighted average shares used in calculating diluted net loss per ordinary share	177,967,788	181,899,568	181,899,568

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.